August 30, 2007

Mail Stop 6010

Curtis Wolfe
General Counsel
Ener1, Inc.
500 W. Cypress Creek Rd., Suite 100
Fort Lauderdale, FL 33309

      Re: Ener1, Inc.
               Registration Statement on Form SB-2
               Response letter submitted August 22, 2007
               File No. 333-143492

Dear Mr. Wolff:

      We have reviewed your response letter dated August 21, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Without necessarily concurring with your analysis in your letter dated August 21, 2007, we will not object if you register the transaction as described in your filing. Revise your prospectus to clarify that Ener1 Group and selling stockholders Enable Growth Partners and Enable Opportunity Partners may be deemed to be underwriters.

2.   We may have further comment after evaluating the disclosure you intend to provide in response to comments two, three and five in our letter to you dated July 3, 2007.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Stephen I. Glover, Gibson Dunn & Crutcher LLP